July 18, 2006

Vanessa Robertson

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	AVVAA World Health Care Products, Inc.
Item 4.1 Form 8-K
Filed on May 9, 2006
File No. 000-31611

Dear Ms. Robertson:

We represent AVVAA World Health Care Products, Inc. (the “Company”). We are in receipt of your letter dated May 9, 2006 in connection with the above referenced filing and the following sets forth the Company’s responses thereto:

Item 4.01

1.

Please revise the second paragraph of your filing to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding termination, there were any disagreements with the former accountant. Your current disclosure only covers the most recent fiscal year end and the subsequent interim period preceding the termination.

ANSWER:

The second paragraph of the Form 8-K has been amended to disclose that there were no disagreements with the former accountants during the Company's two most recent fiscal years and any subsequent interim period preceding termination.

2.

Please revise the fifth paragraph of your filing to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding termination, there were any reportable events with the former accountant. Your current disclosure only covers the most recent fiscal year end and the subsequent interim period preceding the termination.

ANSWER:

The fifth paragraph of the Form 8-K has been amended to disclose that there were no reportable events with the former accountants during the Company's two most recent fiscal years and any subsequent interim period preceding termination.

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agreements with the statements made in your revised Form 8-K.

ANSWER:	Based on the changes to the Form 8-K set forth above, the former accountant has provided an updated letter stating its agreement with the statements made in the revised Form 8-K.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN